PURCHASE AGREEMENT

Spirit of America Investment Fund, Inc. (the "Company"), a Maryland Corporation, on behalf of the Spirit of America Utilities Fund (the "Fund") and David Lerner (the "Purchaser") hereby agree as follows:

1.	The Company hereby offers to the Purchaser, and the Purchaser hereby agrees to purchase, 500 shares of each of the Class A Shares, Class C Shares and Institutional Shares of the Fund at $20.00 per share, each share with a par value of $.001 (hereafter "Shares"). The Shares are the "initial shares" of the Fund. The Purchaser hereby acknowledges receipt of a purchase confirmation reflecting the purchase of the Shares, and the Company hereby acknowledges receipt from the Purchaser of funds in the amount of $10,000 for each of the Class A Shares, Class C Shares and Institutional Shares for an aggregate amount of thirty thousand dollars ($30,000.00) in full payment for the Shares.

2.	The Purchaser represents and warrants to the Company that the Shares are being acquired for investment purposes and not for the purpose of distribution.

3.	The Company represents that a copy of its Articles of Incorporation is on file at the Maryland Secretary of State's office.

4.	This Agreement has been executed on behalf of the Fund by the undersigned officer of the Company in his capacity as an officer of the Company. The obligations of this Agreement shall be binding only upon the assets and property of the Fund and shall not be binding upon any individual Director, officer or shareholder of the Fund or the Company.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the 31st day of January, 2023.

Attest:	SPIRIT OF AMERICA INVESTMENT FUND, INC.

By ______________________________________
Name:	Name:

Title:

Attest:	PURCHASER

By ______________________________________
Name:	David Lerner